UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                    (Amendment No. ______)*

               Planet Polymer Technologies, Inc.
      ______________________________________________________
                        (Name of Issuer)

               Common Stock, $ No Par Value
      ______________________________________________________
                 (Title of Class of Securities)

                         727044109
               ____________________________________
                         (CUSIP Number)

                    December 17, 1997 *
     -------------------------------------------------------
     (Date of Event Which Requires Filing of this Statement)

* Filed pursuant to rule change effective February 17, 1998

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     -x--      Rule 13d-1(b)
     ----      Rule 13d-1(c)
     ----      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






CUSIP No. 727044109                13G         Page  2   of   9
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Special Situations Private Equity Fund, L.P. ("SSPE")
      F13-3916551
     MG Advisers, L.L.C. ("MG") F13-3916549
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
     Instructions)
  (a) | |
  (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY
----------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
----------------------------------------------------------------
 NUMBER OF     (5) SOLE VOTING POWER   See Marxe/Greenhouse
   SHARES       -------------------------------------------------
BENEFICIALLY   (6) SHARED VOTING POWER             None
 OWNED BY      -------------------------------------------------
   EACH        (7) SOLE DISPOSITIVE POWER  See Marxe/Greenhouse
 REPORTING     -------------------------------------------------
PERSON WITH:   (8) SHARED DISPOSITIVE POWER        None
----------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

     882,337
----------------------------------------------------------------
(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)

----------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     16.7
----------------------------------------------------------------
(12) TYPE OF REPORTING PERSON (See Instructions)

     IV/IA
----------------------------------------------------------------










CUSIP No. 727044109             13G         Page  3  of  9
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

     Austin W. Marxe
     David M. Greenhouse
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
     Instructions)

  (a) | |
  (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
----------------------------------------------------------------
 NUMBER OF     (5) SOLE VOTING POWER         882,337
  SHARES       -------------------------------------------------
BENEFICIALLY   (6) SHARED VOTING POWER           None
 OWNED BY      -------------------------------------------------
   EACH        (7) SOLE DISPOSITIVE POWER    882,337
 REPORTING     -------------------------------------------------
PERSON WITH:    (8) SHARED DISPOSITIVE POWER      None
----------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

      882,337
----------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)

----------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     16.7
----------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*

     IN
----------------------------------------------------------------









                                        Page 4 of 9 Pages
Item 1.
(a)  Name of Issuer:  Planet Polymer Technologies, Inc. n
(b)  Address of Issuer's Principal Executive Offices:
     9985 Businesspark Avenue, STE A, San Diego, CA 92131.
Item 2.
(a) Name of Person Filing: This statement is filed on behalf of (i) Special Situations Private Equity Fund, L.P., a Delaware limited partnership ("SSPE"); (ii) MG Advisers, L.L.C., a New York limited liability company,("MG"); (iii) Austin W. Marxe and (iv) David Greenhouse. Each of the foregoing is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons."
(b)  Address of Principal Business Office or, if none,
Residence:   The principal office and business address of the
Reporting Persons is 153 East 53 Street, New York, New York
10022.
(c) Citizenship:  SSPE is a Delaware limited partnerships.
MG is a New York limited liability company. Austin W. Marxe and David M. Greenhouse are United States citizens.
The principal business of SSPE is to invest in, sell, convey, transfer, exchange and otherwise trade in principally equity and equity related securities. The principal business of MG is to act as general partner of and investment adviser to SSPE. The principal occupation of Austin W. Marxe and David Greenhouse is to serve as officers, directors and members or principal shareholders of the Adviser.
                                        Page 5 of 9 Pages
2(d)      Title of Class of Securities: See cover sheets.
2(e)      CUSIP Number:  See cover sheets.
Item 3. If this statement is filed pursuant to $240.13d-1(b) or 240.13d-2(b), check whether the person filing is a:
(a) ( )   Broker or Dealer registered under section 15 of the
          Act;
(b) ( )   Bank as defined in section 3(a) (6) of the Act;
(c) ( )   Insurance Company as defined in section 3(a) (19) of
          the Act;
(d) ( ) Investment Company registered under section 8 of the Investment Company Act of 1940;
(e) ( )   An Investment Adviser in accordance with $240.13d
          -1(b)(I)(ii)(E);
(f) ( ) An employee benefit plan or endowment fund in accordance with $240.13d-1(b)(I)(ii)(F);
(g) (x) A parent holding company or control person in accordance with $240.13d-1(b)(1)(ii)(G);
(h) ( ) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) ( ) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j) ( )   Group, in accordance with $240.13d-1(b)(1)(ii)(J).


                                        Page 6 of 9 Pages
See Exhibit A attached hereto.
Item 4.   Ownership:
(a) Amount Beneficially Owned: 882,337 shares of Common Stock are beneficially owned by Austin W. Marxe and David Greenhouse; of which all such shares are owned by SSPE. (b) Percent of Class: 16.7 percent of the Common Stock are beneficially owned by Austin Marxe, David Greenhouse and SSPE.
(c) Number of Shares as to which the person has Rights to Vote and/or Dispose of Securities: SSPE and MG have sole power to vote or to direct the vote and to dispose or to direct the disposition of all securities reported hereby which are beneficially owned by SSPE and MG. Austin Marxe and David Greenhouse have shared power to vote or to direct the vote of and to dispose or to direct the disposition of securities reported hereby which are beneficially owned by Austin Marxe and David Greenhouse by virtue of being Executive Officers of the Investment Adviser.
Item 5. Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of
securities, check the following     .
Item 6.Ownership of More than Five Percent on Behalf of Another Person: SSPE as owner of the securities in question, has the right to receive any dividends from, or proceeds from the sale of, such securities.
                                        Page 7 of 9 Pages
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security being Reported on By the Parent Holding Company: See Exhibit A attached hereto.
Item 8. Identification and Classification of Members of the
 Group:  Not applicable
Item 9. Notices of Dissolution of Group:  Not applicable.
Item 10.  Certification:
               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.











                                   Page 8 of 9 Pages
                          SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 23, 1998


               SPECIAL SITUATIONS PRIVATE EQUITY FUND, L.P.


               By:/s/ Austin W. Marxe
                  Austin W. Marxe
                  Managing Director

               MG ADVISERS, L.L.C.


               By:/s/ Austin W. Marxe
                   Austin W. Marxe
                   President and Chief Executive Officer



                    /s/ Austin W. Marxe
                    AUSTIN W. MARXE



                    /s/David M Greenhouse

















                                   Page 9 of 9 Pages



                          EXHIBIT A


     This Exhibit explains the relationship between the Reporting Persons. MG Advisers, L.L.C. (MG), a New York limited liability company, is the general partner of the Special Situations Private Equity Fund, L.P., a Delaware Limited Partnership. Austin W. Marxe and David M. Greenhouse are the principal owners of MG and are principally responsible for the selection, acquisition and disposition of the portfolios securities by the investment adviser on behalf of their Fund.